

August, 15, 2012

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

Re: ACAP Investment Series Trust ("Trust")
        File Nos.: 333-182771 and 811-22723

Dear Mr. Silfen:

        The staff of the Commission has reviewed the Trust's Farm N-1A registration statement filed on July 20, 2012. The Trust currently proposes to offer one series, the ACAP Select Growth Fund ("Fund"). We have the following comments.

General

1.   The prospectus and Statement of Additional Information ("SAl") use phrases that imply, or state, that the Fund may invest in other types of securities that are not disclosed. For example, in describing the Fund's principal investments, the prospectus summary discloses that the Fund may use derivatives, "including" total return swaps and options. Please change the term "including" to the phrase "consisting of" and summarize all the principal investments of the Fund in the summary.

2.   Please confirm to the staff that when the prospectus or SAl references legal authority to explain the Fund's activities, *(e.g.,* "the Fund may not ... borrow money ... (as defined by the 1940 Act), except to the extent permitted by the 1940 Act or the rules, regulations or interpretations thereof,") those references are explained or revise the disclosure accordingly. In making these revisions, please comply with the plain English requirements under Rule 421 under the Securities Act of 1933 ("1933 Act").

Prospectus

        Front Cover Page

3.   We note the "red herring" disclosure in this section. Please infonn the staff whether the Fund is circulating the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Fees **and** Expenses

4.   The first footnote to the fee table reflects information that is neither required nor permitted by Item 3 ofForm N-lA and, therefore, should be deleted from the fee table. You may relocate this information to appear in the prospectus after Item 9. *See* paragraph (b) to Item 12 ofForm N-lA.

5.   The second clause to footnote 2 discloses information that is neither required nor permitted by Instruction 6(a) to Item 3 of Form N-lA. Please revise the footnote accordingly.

6.   We note that the Fund will invest in exchange traded funds and in shares of other registered investment companies. Given these facts, please confirm to the staff that a separate Acquired Fund Fees and Expenses ("AFFE") sub-caption is not required in the fee table because acquired fund fees and expenses is estimated to be less than one basis point and that the estimated amount, if any, will be included in "other" expenses, or revise the table accordingly. *See* Instruction 3(f)(i) to Item 3 ofForm N-lA.

7.   Please file the Expense Limitation and Reimbursement Agreement ("Agreement") as an exhibit to the registration statement. Also, in the third footnote, please disclose the "ordinary" expenses that are covered by, or conversely, the non-ordinary or extraordinary expenses that are excluded from, the Agreement. For example, does the Agreement cover AFFE? In addition, disclose whether the Board's approval is needed prior to the adviser recouping any amounts from the Fund.

8.   Footnote 3 does not disclose the duration of the Agreement. Is it in effect so long as the adviser is the adviser to the Fund? Footnote 3 also does not disclose that only the Board may terminate the agreement during the first year of operations, and whether that condition continues after the first year of operations. If the agreement may be terminated by the adviser or if the Fund expects that it will revise or modify the agreement during the first year of operations, please delete all references to the Agreement in the fee table. Please revise footnote 3 accordingly.

Expense **Example**

9.   Please advise the staff whether net expenses are used in calculating expenses in only year 1, or for subsequent years as well. If longer than 1 year, please clarify that the Agreement obligates the Adviser to waive *I* reimburse these expenses for the entire period for which net expenses are used.

10.   Please delete the last two sentences in this section because they are neither permitted nor required by Form N-1A. You may relocate this information to appear after Item 9 in the prospectus.

Portfolio Turnover

11.   Please revise the first sentence to conform to Item 3 of Form N-1A.

Principal Investment Strategies

12.   Please confirm that all principal investment strategies and risks of the Fund are summarized in Item 4 or revise the disclosure accordingly. *See* Items 4 and 9 of Fonn N-1A. In this regard, we note that certain risks are summarized in the Item 4 "Principal Investment Risks" section *(e.g.,* emerging and developing markets, liquidity, sector, and small cap stock risks), but are not summarized in the strategy section of Item 4. Please rectify these inconsistencies or explain to the staff why an investment is deemed to constitute a principal risk to, but not a principal strategy of, the Fund.

13.   Please disclose the capitalization sizes of the companies in which the Fund will invest. Is there any minimum capitalization? Also disclose how much the Fund will invest in emerging market countlies.

14.   Please disclose the total amount of assets the Fund may invest in derivative instruments. In addition, if the Fund may write or sell derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create. *See* letter to Karen McMilan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

15.   Please summarize how the Fund's adviser determines which securities to sell. *See* Items 4 and 9(b)(2) of Form N-1A.

16.   Please disclose the limits on the amount the Fund "may ... borrow for liquidity and temporary emergency purposes," as mentioned in the fourth paragraph.

Principal Investment Risks-Equity Market Risk

17.   The summary merely discloses that the market value of the Fund's equity securities may fall. The summary does not disclose any of the specific risks of each type of equity security in which the Fund may invest. Please revise the summary accordingly.

Purchase and Sale of Fund Shares

18.   Please revise this section so that it includes all of the information required by Item 6 of Form N-lA.

More Information About Investment Objective, Strategies and Related Risks

19.   This section appears to merely repeat the information disclosed in Item 4. Please clarify and enhance the disclosure, as necessary.

20.   Rather than discussing all material risks associated with derivatives, the prospectus references the disclosure in the SAI. Please revise the prospectus and disclose all material risks associated with the Fund's principal investment strategies.

21.   The prospectus discloses "sector" as a principal risk of the Fund. Neither that risk, nor the strategy employed by the Fund concerning sectors, is disclosed in the Item 4 summary. Please revise the prospectus accordingly.

22.   The prospectus discloses, under "Leverage Risks," that the Fund may leverage through short sales. Is selling short a principal strategy? Please disclose the maximum percentage of Fund assets that may be sold short. Are the costs of selling short included in the fee table under "Other Expenses"?

23.   The prospectus also discloses that leverage "can" create interest or other transactional expenses that "may" lower Fund returns. Please delete this conditional language or advise the staff, which leverage techniques to be employed by the Fund have no cost and do not lower returns.

Other Strategies and Risks
Additional Risk Factors

24.   Please identify the strategies and risks under these headings as either principal or non-principal. Also, confirm that all principal strategies and risks under these headings have been disclosed in the Items 4 and 9 sections of the prospectus or make appropriate revisions to the document.

25.   The prospectus discloses that the Fund has claimed an exemption from the definition of a commodity pool operator ("CPO") under rule 4.5 of the Commodity Exchange Act of 1974. On February 8, 2012, the CFTC adopted rules that require investment advisers to register as CPOs if a fund it advises does more than a *de minimis* amount of speculative trading in commodities. Please update the disclosure. Given the amount of assets the Fund proposes to invest in commodities, will the new rules promulgated by the CFTC have a material impact on the operations of the Fund? *See* CFTC Letter No. 12-03 (July 10, 2012).

26.   The prospectus discloses on page 16 that the Fund is expected to generate a "high" portfolio turnover rate. Why is this not disclosed in connection with the Fund's principal strategies or risks? What is the anticipated portfolio turnover rate of the Fund?

Shareholder Information

27.   Please clarify, if accurate, that the adviser performs fair value on behalf of the Fund, and does so pursuant to policies adopted by the Board, and under the Board's ultimate supervision.

Purchasing and Redeeming Shares

28.   Please define what constitutes "proper order." Please clarify the disclosure to state that all requests in proper order received by 4:00PM Eastern time will receive that day's NAY and all such request received after 4:00PM Eastern time will receive the next day's NAV.

29.   Please explain to the staff why there are two "Purchasing and Redeeming Shares" sections in the prospectus, or consolidate the disclosure accordingly. Further, the disclosure under the second heading states that the Fund will redeem shares at the NAV determined after the "Transfer Agent" receives the redemption request in proper order. The first section on redemption procedures, however, discloses that the Fund will process a redemption request after receipt from an authorized intennediary. Please reconcile the disclosure. The two sections of the prospectus also use the terms financial intermediary and financial advisor. Please use consistent terms to avoid investor confusion.

30.   Please disclose the maximum amount of time the Funds will take to reject a purchase order *(e.g.,* within 24 hours of receiving the shareholder's order).

Redemption In-Kind

31.   Please disclose the types of securities the Fund will use to pay redemption proceeds *(i.e.,* liquid and/or illiquid securities). If the Fund will distribute illiquid securities to pay redemptions, please disclose all related risks *(e.g.,* a shareholder may never be able to sell the illiquid security that he receives). Also, disclose that in addition to brokerage charges, a shareholder will bear all market risks until the shares are sold.

Appendix A- Related Performance Information

32.   The prospectus discloses the performance of a "Related Account." Please disclose which entity managed the Related Account, the adviser or Alkeon. Did anyone else have any significant managerial authority over the Related Account other than Mr. Sparaggis?

33.   Please disclose that this was the only account managed by the adviser or Alkeon that had investment objectives, polices and strategies substantially similar to those of the Fund.

34.   Disclose the methodology used to calculate the performance of the Related Account. Please explain the difference between compound and cumulative returns.

35.   The prospectus includes a chart of monthly returns. Will the chart be updated?

36.   Footnote 1 to the charts discloses that the performance of the Related Account is net of waivers, and that from April 1, 2008 to the present, the Related Account paid no management fee. Please disclose this more prominently in the introduction to the "Related Performance Information" section. Given the lower fees (or no fees) charged to the Related Account, and the higher annual fee expense ratio of the Fund, would the disclosure be enhanced if the performance of the Related Account was also restated to reflect the expenses of the Fund?

SAl

Additional Information on Portfolio Investments, Strategies and Risks

37.   Please revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks *(e.g.,* insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAl in compliance with Item 16(b) ofF01m N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAl, confirm in your letter that those strategies and risks are disclosed in the prospectus as required by Items 4 and 9 ofForm N-1A or make appropriate revisions to the prospectus.

Illiquid and Restricted Securities, Bonds and Other Fixed-Income Securities, Strategic Transactions

38.   With respect to the 15% threshold for investing in illiquid securities, please disclose the Fund's obligation to maintain this ceiling should it be exceeded. For example, disclose that the Board will take prompt actions to reduce the amount of illiquid holdings back to 15%.

39.   With respect to the Fund investing in non-investment grade debt securities, what policy, if any, does the Fund have to address those times when the self-imposed 5% threshold is reached. Will the Fund sell its holdings in order to re-establish the 5% threshold?

40.   Please delete the open-ended terms and phrases from the "Strategic Transactions" section and instead, revise the disclosure to list each "Strategic Transaction" that the Fund will use, along with all related tisks. Also, in the in the first paragraph, please delete the last sentence. Further, please acknowledge in your response letter that the Fund, once it becomes effective, is aware of its obligation to revise its registration statement, *(i.e.,* sticker the registration statement) upon changing its investment strategies.

Investment Restrictions

41.   In the paragraph following the sixth enumerated policy, please discuss the Fund's obligation to maintain the 15% threshold for investing in illiquid securities.

42.   If the Fund will pledge assets to secure borrowings, please disclose this fact and state up to what percentage, expressed as a percentage of total assets, the Fund may engage in that activity.

Disclosure of Portfolio Securities Holdings

43.   Beyond the annual reporting requirement mention in the third paragraph, will the CCO or some other Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise?

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the

filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,



Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review